Exhibit 99.1

Plymouth Rock Technologies to Close UK Subsidiaries

and Begins Rebranding Effort

Vancouver, BC - Newswire – June 16, 2023 - Plymouth Rock Technologies Inc. (CSE:PRT) (OTC:PLRTF) (Frankfurt: XA) (WKN#A2N8RH) (“Plymouth Rock”, “PRT”, or the “Company”),  announces the Company’s decision to close its United Kingdom subsidiaries, Plymouth Rock Technologies UK Limited and Tetra Drones Ltd. PRT has initiated the process of liquidating all assets held by both subsidiaries at their UK locations, which includes a full inventory and audit process.  In addition, the Company announces it has begun a rebranding effort, which will entail the construction of a new website with the latest information on its new direction around new drone management and monitoring services, and new partnerships.

As announced on April 19, 2023, Plymouth Rock Technologies has pivoted its business into an innovative UAV drone management and operations services company which focuses in three (3) areas for critical infrastructure and large public and private facilities. These three (3) areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off.

"As the Company moves towards a drone management and monitoring solutions business, we have made the decision to close our UK operation and the Tetra Drone subsidiary,” shared Phil Lancaster, CEO and President of Plymouth Rock Technologies.   "We're excited about our new direction and key partnerships, all of whom share our vision.  This in turn will be coupled with a new look to the Company's website.”

About Plymouth Rock Technologies Inc.

Plymouth Rock Technologies (PRT) is an innovative UAV drone management and operations services company that focuses in three areas for critical infrastructure and large public and private facilities. These three areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off.

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Philip Lancaster, President and CEO
+1 (250) 863-3038

phil@plyrotech.com

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Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.